ALPINE SUMMIT ENERGY PARTNERS ANNOUNCES
GRADUATION TO TIER 1 STATUS ON THE TSX VENTURE EXCHANGE

Nashville, Tennessee and Vancouver, British Columbia - June 13, 2022 (Newsfile Corp.) - Alpine Summit Energy Partners, Inc. ("Alpine Summit" or the "Company") (TSXV: ALPS.U) (OTCQX: ASEPF) is pleased to announce that the Company has been approved for graduation from Tier 2 issuer status to Tier 1 issuer status on the TSX Venture Exchange ("TSXV"), effective June 14, 2022.

The TSXV classifies issuers into different tiers based on certain standards including historical financial performance, stage of development and financial resources. Tier 1 is the TSXV's premier tier and is reserved for the TSXV's most advanced issuers with the most significant financial resources.

Concurrently with the graduation to a Tier 1 listing on the TSXV, the TSXV also accepted the Company's application to release the securities previously deposited into escrow on the basis that the Company has a market capitalization in excess of $100 million and would therefore be an "exempt issuer" under National Policy 46-201.

About Alpine Summit Energy Partners, Inc.

Alpine Summit is a U.S. based company that operates and develops oil and gas assets. For additional information on the Company, please visit www.alpinesummitenergy.com.

Further Information

For further information, please contact:

Chris Nilan, Senior Managing Director

Phone: 615.475.8320

Email: ir@alpsummit.com

Darren Moulds, Chief Financial Officer

Phone: 403.390.9260

Email: dmoulds@alpsummit.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.